Lori A. Gelchion
Direct: 404.420.4646
Direct Fax: 404.230.0940
Email: lgelchion@rh-law.com

May 2, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:
Ms. Christina Chalk

Re:
Security Land & Development Corporation
Schedule TO-T filed on April 7, 2017
Filed by AB Value Partners, LP and AB Opportunity Fund, LLC
File No. 5-44752

Ladies and Gentlemen:

On behalf of AB Value Partners, LP and AB Opportunity Fund, LLC (collectively, “Purchasers”), we hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in the Staff’s letter dated April 18, 2017 (the “Comment Letter”), regarding the above referenced Schedule TO-T filed by Purchasers on April 7, 2017 (the “Schedule TO”). Purchasers are concurrently filing Amendment No. 1 to the Schedule TO (“Amendment No. 1”), which includes the changes discussed herein in response to the Staff’s comments. Capitalized terms used herein but not otherwise defined herein have the meanings ascribed to them in Amendment No. 1.

The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter. For the Staff’s convenience, we have reproduced the text of the Staff’s comments in italics below, followed by Purchasers’ responses.

Offer to Purchase – General

1.
Refer to General Instruction C of Schedule TO. Please provide the information required by Items 3 and 5-8 of Schedule TO for the control persons and entities specified.

Response: Purchasers believe that the Offer to Purchase provides all the information required by Items 3 and 5-8 of Schedule TO for the control persons/entities of Purchasers. Both AB Value Partners, LP (“ABVP”) and AB Opportunity Fund, LLC (“ABOF”) are controlled by AB Value Management, LLC (“ABVM”), which is controlled by Andrew Berger. ABVM is the general partner of ABVP. ABVM, as ABOF’s investment adviser, also controls the day-to-day activities of ABOF, including its acquisition, disposition and voting of securities. ABVM functionally controls each of the Purchasers. Mr. Berger controls ABVM in his capacity as its executive officer and managing member.

Rogers & Hardin LLP | 2700 International Tower | 229 Peachtree Street NE | Atlanta, GA 30303 | 404.522.4700 Phone | 404.525.2224 Fax | rh-law.com

Securities and Exchange Commission
Division of Corporation Finance
May 2, 2017

The section entitled “The Offer – Section 9 – Certain Information Concerning the Purchasers and Their Affiliates” in the Offer to Purchase includes the required disclosures for ABVP, ABOF, ABVM and Mr. Berger.

Cover Page

2.
While you are not required to distribute the offer materials into any foreign jurisdiction, tenders must be accepted from all shareholders wherever located. See Rule 14d-10 and guidance in Release No. 33-8957 (September 19, 2008). Please revise on the cover page and the disclosure under “Miscellaneous” on page 23 accordingly.

Response: In response to the Staff’s comment, Purchasers have revised the Offer to Purchase (in the fourth paragraph in the section entitled “Important Note” and in the section entitled “The Offer – Section 17 – Miscellaneous”) to be consistent with Rule 14d-10(b)(2).

Background of the Offer, page 18

3.
Expand this section to specify the number of shares and the proposed purchase price offered by ABVM in March 2017.

Response: In the response to the Staff’s comment, Purchasers have revised the section in the Offer to Purchase entitled “The Offer – Section 10 – Background of the Offer; Contacts with the Company” to include the disclosures requested by the Staff.

* * *

If you have any questions concerning the matters discussed in this letter, please contact Lori A. Gelchion, with Rogers & Hardin LLP, counsel to Purchasers, at 404-420-4646.

Very truly yours,

/s/ Lori A. Gelchion

Lori A. Gelchion